UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 November 2010

Commission File Number: 001-14958

National Grid plc ———————————————————————————————————
(Translation of registrant’s name into English)

1-3 Strand London WC2N 5EH, England
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Please see Exhibit 99.1 - "Summary" and Exhibit 99.2 - "Routine announcements from 1 October to 4 November 2010"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Grid plc

Date: 04 November 2010	By:	/s/ David C Forward
	Name:	David C Forward
	Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Summary
99.2	Routine announcements from 1 October to 4 November 2010